Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table contains our consolidated ratio of earnings to fixed charges for the periods indicated. You should read these ratios in connection with our consolidated financial statements, including the notes to those financial statements (amounts in table in thousands, except ratios).

	For the years ended December 31,
	2012	2011	2010	2009	2008
Income (loss) before income taxes	$(34,691)	$(15,830)	$9,898	$(24,350)	$123,901
Add:
Fixed charges (see below)	2,835	2,206	55	54	48
Amortization of capitalized interest	187	7	—	—	—
Less:
Interest capitalized	(1,574)	(1,278)	—	—	—

Total earnings	$(33,243)	$(14,895)	$9,953	$(24,296)	$123,949

Fixed charges
Interest expensed	$1,002	$683	$3	$—	$—
Interest capitalized	1,574	1,278	—	—	—
Amortized premiums, discounts & capitalized expenses related to indebtedness	231	221	33	33	26
Estimate of interest within rental expense	28	24	19	21	22

Total fixed charges	$2,835	$2,206	$55	$54	$48

Ratio of earnings to fixed charges	(a )	(b )	180.0	(c )	2,604.0

(a)	During the period noted, our coverage ratio was less than 1:1. We would have needed to generate additional earnings of approximately $36.1 million during the year ended December 31, 2012 to achieve a coverage ratio of 1:1.
(b)	During the period noted, our coverage ratio was less than 1:1. We would have needed to generate additional earnings of approximately $17.1 million during the year ended December 31, 2011 to achieve a coverage ratio of 1:1.
(c)	During the period noted, our coverage ratio was less than 1:1. We would have needed to generate additional earnings of approximately $24.4 million during the year ended December 31, 2009 to achieve a coverage ratio of 1:1.